April 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Valuence Merger Corp. I
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2023
File No. 001-41304

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Valuence Merger Corp. I, a Cayman Islands exempted company (the “Company”), in response to the oral comment received from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on April 28, 2023, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on April 20, 2023 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, we are publicly filing with the Commission a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”).

The Staff’s oral comment noted a discrepancy in the description of the Company’s plans with respect to the liquidation of the securities held in the Company’s trust account on or prior to the 24-month anniversary of the effective date of the Company’s registration statement relating to its initial public offering. In response to the Staff’s oral comment, the Company has revised its disclosure on pages 10 and 13 of the Revised Preliminary Proxy Statement to state that, prior to the 24-month anniversary of the effective date of the Company’s registration statement relating to its initial public offering, the Company will instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the Company’s trust account and instead hold all funds in the trust account in cash

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United States Securities and Exchange Commission

April 28, 2023

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Sungwoo (Andrew) Hyung, Valuence Merger Corp. I

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